BACKERKIT

You're on the list ✅

Hi *IFNAME|*,

Thank you for your interest in investing in BackerKit and helping shape the future of creator crowdfunding.

We'll be in touch with more details soon. Until then, know that you're joining something bigger—a movement that's empowering creators to realize their biggest ideas and live their boldest creative lives.

With gratitude,

Maxwell Salzberg & Rosanna Yau
Co-Founders, BackerKit



Maxwell Salzberg
Co-founder, BackerKit



Rosanna Yau
Co-founder, BackerKit